Exhibit 6.1

AGREEMENT

This AGREEMENT (this “Agreement”, dated as of August 31, 2016, is entered into between Choose Rain, Inc., a Nevada corporation (“Choose Rain”), Larry R. Curran, (“Curran”), CEO of Choose Rain, Inc., Gabriel’s Ventures LLC, (“Majority Shareholder of Choose Rain”), Les McCall, an Individual & holder of certain intellectual property (“McCall”) and Cloudburst Distribution Pty Ltd (“Cloudburst”), an Australian company, where the McCall Family is the majority shareholder (“Majority Shareholder of Cloudburst”), (all collectively called “The Parties”).

RECITALS

WHEREAS, McCall has approached Choose Rain and Curran with an opportunity to move Choose Rain forward from its current stagnant position to a company with products, revenues and a much brighter future;

WHEREAS, Curran, the CEO and the only member of the board of directors of Choose Rain, and Gabriel’s Ventures, LLC, Majority Shareholder of Choose Rain, and deem it advisable, upon the terms and subject to the conditions herein stated, that the opportunity be pursued to its end;

WHEREAS, McCall and Majority Shareholder of Cloudburst and the board of directors of Cloudburst deem it advisable, upon the terms and subject to the conditions herein stated, that the opportunity be pursued to its end;

WHEREAS, Curran, the CEO and Majority Shareholder of the Choose Rain, and the board of directors of Choose Rain, Inc. have approved this Agreement;

WHEREAS, McCall and Majority Shareholders of the Cloudburst and the board of directors of Cloudburst have approved this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

CURRENT STATUS

1.1             The Current Status. Choose Rain has been in existence since November 11, 2011, first as Choose Rain LLC and then as Choose Rain, Inc., after a reverse Agreement with Resolve Staffing, Inc., a Nevada company traded on OTC-PK. a name change to Choose Rain, Inc. and a symbol change from RSFF to CHOS. Over the past year CHOS has traded from $0.01 on October 2, 2014 down to $0.0022 on June 9, 2015, where it has languished on very low volume. Choose Rain has never realized its potential of building a rainwater catchment & bottling facility or achieving revenues by selling bottled rainwater due to cash constraints. Choose Rain has minimal revenues, few assets and no employees due largely to its inability to attract investors.

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1.2             The Opportunity. McCall lived in Freeport, Grand Bahamas for nearly three years developing various opportunities relating to healthy, eco-friendly products. McCall has several products that he wishes to market in the USA, the Bahamas and abroad. McCall has moved to Australia and organized a Group of businesses and individuals (the “Group”) who wish to collaborate in development, production, sales and marketing of these and other products. McCall has created a scenario where Cloudburst, through their affiliated group of companies, will transfer products, licenses, distribution rights, sales and know-how to Choose Rain in exchange for common shares in Choose Rain, Inc.

1.3             Effective Date. Upon the terms and subject to the conditions set forth in this Agreement, on such dates as the parties hereto may agree upon as contemplated in the Exhibit C - Timetable for each action by the various parties shall be the (“Effective Date”).

ARTICLE II

CHARTER AND BYLAWS OF THE CORPORATION

2.1             Articles of Incorporation. The articles of incorporation of Choose Rain in effect at the Effective Date shall, from and after the Effective Date, be the articles of incorporation of the Surviving Corporation, unless and until amended in accordance with the provisions set forth therein or applicable law. After the Effective Date, documents will be filed with the Nevada Secretary of State to change the name of Choose Rain, Inc. to Just Real Herbs USA, Inc. (JRHUSA)

2.2             Bylaws. The bylaws of Choose Rain in effect at the Effective Date shall, from and after the Effective Date, be the bylaws of the Surviving Corporation, unless and until amended in accordance with the provisions set forth therein or applicable law.

ARTICLE III

OFFICERS AND DIRECTORS OF THE CORPORATION

3.1            Officers. The officers of Choose Rain at the Effective Date shall, from and after the Effective Date, be the officers of Choose Rain, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. It is anticipated that Larry Curran, the current CEO of Choose Rain, Inc., will be replaced.

3.2            Directors. The directors and the Shareholders of the various committees of the board of directors of the Choose Rain, Inc. (if any) at the Effective Date shall, from and after the Effective Date, be the directors and Shareholders of such committees of Choose Rain, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. Two additional, Board members may be elected after the Effective Date.

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ARTICLE IV

EFFECT OF AGREEMENT ON SHAREHOLDERS’ INTERESTS

4.1            Effect of Agreement on Shareholder’s Interests. At the Effective Date, as a result of the Agreement and without any action on the part of Choose Rain:

(a)       Shares of common stock, par value $0.001 per share (“Choose Rain Shares”), issued and outstanding immediately prior to the Effective Date, shall be unchanged in their collective rights with the same rights, powers and privileges as they had prior to the Agreement.

(b)       Anti-Dilution. Choose Rain, Inc. has authorized capital of 500,000,000 shares of common stock, par value $0.001 per share and 200,000 shares of preferred stock, par value $0.001 per share. As of the Effective Date, 404,308,313 Common Shares are issued and outstanding and no Preferred Shares are issued and outstanding. Except as contemplated in this Agreement, for a period of two years from the Effective Date, no additional shares of Common Stock will be issued and no Preferred Shares will be issued. There will be no stock splits, forward or reverse, no stock dividends and no changes in authorized capital either common or preferred, which would dilute the ownership of any current or future shareholders. This anti-dilution provision is intended to protect the existing shareholders from an effective reduction of their interests.

(c)       If an investment opportunity arrises that clearly increases revenues and profitability of Just Real Herbs USA, Inc., the Directors may approve an increase in the Authorized Shares, with a guarantee to the shareholders existing at the time of the increase that the dilution will not reduce their share price on OTC-PK.

(d)       It is anticipated under this Agreement that all 500,000,000 authorized shares of Common Stock will be issued to further the corporate mission. See Exhibit B for information on the anticipated effect on Common Shareholdings.

4.2            Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Date, Shareholder Interests in Choose Rain shall be altered. Choose Rain shall survive the Agreement and shall continue to be governed by the laws of the State of Nevada. The Agreement shall have no other effects and the re-named Corporation shall succeed, without other transfer, to all of the assets and property (whether real, personal or mixed), rights, privileges, franchises, immunities and powers of Choose Rain, Inc. and shall assume and be subject to all of the duties, liabilities, obligations and restrictions of every kind and description of Choose Rain, including, without limitation, all outstanding indebtedness of Choose Rain, Inc.

4.3            Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Date, Shareholder Interests in Choose Rain shall be altered. Choose Rain shall survive the Agreement and shall continue to be governed by the laws of the State of Nevada. The Agreement shall have no other effects and the re-named Corporation shall succeed, without other transfer, to all of the assets and property (whether real, personal or mixed), rights, privileges, franchises, immunities and powers of Choose Rain, Inc. and shall assume and be subject to all of the duties, liabilities, obligations and restrictions of every kind and description of Choose Rain, including, without limitation, all outstanding indebtedness of Choose Rain, Inc.

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ARTICLE V

TRANSFER OF ASSETS, PRODUCTS, RIGHTS, LICENSES

5.1            Les McCall and Choose Rain sale of shares. Les McCall provided 25 million unrestricted shares and Choose Rain, Inc. matched Les McCall with another 25 million restricted shares on July 1, 2016. These shares were sold to investors to raise working capital for effecting this Agreement. Proceeds will be used to further the mission of Choose Rain, Inc.

5.2            Issuance of 112,340,000 shares of Common Stock to Cloudburst. On or after the Effective Date, Cloudburst will transfer sufficient Distribution Rights, Sales, Contracts, Licenses, Assets, Inventory, Products Rights and other items of value to Choose Rain, Inc. in exchange for up to 112,340,000 shares of common stock, par value $0.001 per share. The total holdings by Cloudburst remaining will be adjusted upward to 112,340,000 by the issuance of the required number of additional common shares to Cloudburst so that Cloudburst ends up with a total of 112,340,000 shares. There are only 95,851,687 unissued of the 500,000,000 authorized. Of this amount, 36,774,949 must be set aside to satisfy the conversion of the convertible debt leaving 59,076,738 that is free to issue at this time. However, these shares reserved to satisfy potential conversion of the convertible debt would be released as the debt is repaid. To satisfy the requirement that Choose Rain, Inc. issues the shares to 112,340,000 over time may require that a portion of these shares come from the 200 Million Shares representing the control block. It is anticipated that 50,000,000 will be issued at the signing of this Agreement with the remaining shares issued over time. See EXHIBIT B for illustration.

ARTICLE VI

TERMINATION

6.1             Termination. This Agreement may be terminated at any time prior to the implementation, whether before or after approval of this Agreement by the CEO of the Choose Rain, if he determines for any reason, in his sole judgment and discretion, that the consummation of the Agreement would be inadvisable or not in the best interests of Choose Rain and its shareholders. However, if this Agreement, as signed, is substantially unaltered after the final legal vetting, then it may not be terminated. In the event of the termination of this Agreement, this Agreement shall become null and void and have no effect, without any liability on the part of either the Choose Rain or any of their respective Shareholders and stockholders, directors or officers.

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ARTICLE VII

MISCELLANEOUS AND GENERAL

7.1            Modification or Amendment. Subject to the provisions of applicable law, at any time prior to the Effective Date, the parties hereto may modify or amend this Agreement; provided, however, that an amendment made subsequent to the approval of this Agreement by the Shareholders of the Choose Rain (JRHUSA) shall not (i) alter or change the amount or kind of shares and/or rights to be received in exchange for or on conversion of all or any of the Shareholder Interests, (ii) alter or change any provision of the articles of organization of the Choose Rain to be effected by the Agreement, or (iii) alter or change any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any Choose Rain Shareholder Interests or class or series of capital stock of any of the parties hereto.

7.2            Counterparts. This Agreement may be executed in counterparts, each of which may be executed by only one party, which shall be enforceable against the party actually executing such counterpart, and all of which together shall constitute one instrument.

7.3            Governing Law. This Agreement and any and all disputes arising hereunder or relating to the transactions contemplated hereby shall be governed, including, without limitation, as to validity, interpretation and effect, by the laws of the State of Florida, without regard to principles of conflicts of laws.

7.4            Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

7.5            No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

7.6            Severability. If any provision of this Agreement or the application of any such provision to any party or circumstance shall be determined by any authority of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of this Agreement, or the application of such provision to such party or circumstances other than those to which it is so determined to be invalid or unenforceable, shall not be affected thereby, and each provision hereof shall be enforced to the fullest extent permitted by law. If any such authority of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the authority making the determination of invalidity or unenforceability shall have the power to modify the scope of the term or provision, to delete specific words or phrases and to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. Without limiting the generality of the foregoing, the parties acknowledge their intention to structure and effectuate the transaction contemplated by this Agreement in accordance with applicable law. If any authority of competent jurisdiction shall determine that the transaction contemplated by this Agreement has not been structured or effectuated in accordance with applicable law, the parties shall modify this Agreement in good faith to structure and effectuate a transaction that is consistent with applicable law and comes closest to achieving the economic results of the transaction contemplated by this Agreement.

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7.7             Headings. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect the meaning of any provision hereof.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

See Signatures on following page.

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Signatures to Agreement

LARRY R. CURRAN an Individual

/s/ Larry R. Curran
Name:	Larry R. Curran

CHOOSE RAIN, INC.,
a Nevada corporation

/s/ Larry R. Curran
Name:	Larry R. Curran
Title:	CEO

GABRIEL'S VENTURES LLC
a Florida Limited Liability Company

/s/ Larry R. Curran
Name:	Larry R. Curran
Title:	Managing Director

LESLIE B. MCCALL
an Individual

/s/ Leslie B. McCall
Name:	Leslie B. McCall

CLOUDBURST DISTRIBUTION PTY LTD.,
an Australian Limited Liability Company

/s/ Leslie B. McCall
Name:	Leslie B. McCall
Title:	CEO

Other Signatures

/s/
Name:

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 Exhibit A

Convertible Note Holdings
	Effective Conversion Price	NP Balance @ 8-31-16	Shares if Converted
Share Price August 23, 2016	0.0022

Black Creek Financial LLC. at an interest rate of 12% per annum and due on October 31, 2012. The loan is due on demand. BCF has the right to convert all or any portion of the accrued interest and unpaid principal balance of this Note into 900,000 CHOS Shares at 8-23-16.	0.0370	33,272	900,000

Better Firearms Designs, Inc. at an interest rate of 8% per annum and due on October 31, 2013. The loan is due on demand. BFD has the right to convert all or any portion of the accrued interest and unpaid principal balance of This note together with interest payable thereon may be converted pro-rata into Choose Rain, Inc. shares at a conversion price of $0.0135 per share, 812,990 CHOS Shares at 8-31-15.	0.0135	12,537	812,990

NuView IRA, Inc., an unrelated third parry (“NuView”) at an interest rate of 8% per annum and due on March 31, 2019. Pursuant to the Promissory Note, NuView has the right to exchange each $1,000 principal outstanding for .80 Class B units of Choose Rain LLC, up to a cap of 20 Class B units, 1,800,000 CHOS Shares at 8-23-16.	0.0140	25,281	1,800,000

MT Development, Inc. at an interest rate of 5% per annum and due on June 30, 2015. MTD has the right to convert all or any portion of the accrued interest and unpaid principal balance of this Note into shares of the Company’s common stock at the higher of $0.02 or 75% of the weighted average of the combined trading prices for the ten days prior to notice of conversion, 2,750,856 CHOS Shares at 8-23-16.	0.0200	55,485	2,774,269

Guardian Registrar & Transfer, Inc. at an interest rate of 5% per annum and due on April 4, 2015. Guardian has the right to convert all or any portion of the accrued interest and unpaid principal balance of this Note into shares of the Company’s common stock at 50% of the average bid prices for the five days prior to notice of conversion. 13,581,755 CHOS Shares at 8-23-16	0.0011	15,144	13,766,945

Incito Labs at an interest rate of 5% per annum and due on December 2, 2015. Pursuant to the agreement, Incito Labs has the right at any time after six months from the Effective Date, and in whole or in part, to convert the outstanding principal amount of this Note, or any portion of the principal amount hereof and any accrued Interest, into shares of common stock of the Company. Any amounts a Holder elects to convert will be converted into common stock at a conversion price equal to the lower of $0.01 or seventy-five percent (75%) of the weighted average of the combined trading prices for Common Stock for the ten (10) trading days immediately prior to the date a conversion notice is delivered to Company. 16,495,824 CHOS Shares at 8-23-16	0.0017	27,589	16,720,745

		169,308	36,774,949

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Exhibit B

		August 31, 2016
Shareholder Summary
Gabriel’s Ventures. LLC	Merger Shares	$60,020,000
Larry R. Curran	Merger Shares	2,160,000
Gabriel’s Ventures. LLC	Control Block	200,000,000
Jimmy Little	Merger Shares	7,740,000
JSL Investment Trust	Merger Shares	14,320,000
Other Shareholders	Merger Shares	27,990,000
Other Shareholders	Other Shares	91,913,313
Total Issued		404,148,313
Remaining Shares		95,851,687
Total Authorized		500,000,000

Allocation of Unissued Shares
Hold for Convertible Debt		36,774,949
Cloudburst		50,000,000
Un-Allocated		9,076,738
Total		95,851,687

Control Block
Gabriel’s Ventures LLC		200,000,000
		200,000,000

Un-allocated shares
Remainder of Unissued Shares		9,076,738
Freed as Convertible debt repaid		36,774,949
		45,851,687

See Exhibit A for a listing of Convertible Debts and shares issued upon conversion.

Note: InfoLabs and Guardian notes are exercisable at rates below the current market price. The remainder are convertible at a fixed number of shares.

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EXHIBIT C

CONDITIONS FOR EACH ACTION CONTEMPLATED UNDER THIS AGREEMENT

•	Signing of this Agreement

•	Preparation of the legal documents necessary to affect the terms and conditions of this Agreement

o       License Agreements

o       Inventory transfers (for collateral)

•	Establishing the legal entities defined in this Agreement

•	Transfer of tangible and intangible assets to Gabriel’s in exchange for up to 112,340,000 in shares to Cloudburst

•	Revenues begin flowing to Choose Rain/JRHUSA

•	Curran resigns as CEO and Director

•	Press Releases as desired to inform the public

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EXHIBIT D

PRELIMINARY PRODUCT LIST FOR AGENTS TO BE SOLD THROUGH JRHUSA

Any and all products under the name of Just Real Herbs USA, Inc., now and in the future, will be included under this listing and part of the licensing agreement.

Other products will be put forward as soon as they have been set up in Just Real Herbs USA, Inc. so the company will have a continuous new product stream.

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